Exhibit 4.1

FOURTH SUPPLEMENTAL INDENTURE

FOURTH SUPPLEMENTAL INDENTURE (this “Fourth Supplemental Indenture”), dated as of July 23, 2012 between BE Aerospace, Inc., a Delaware corporation (the “Company”), and Wilmington Trust Company, as trustee under the Indenture referred to below (the “Trustee”).

W I T N E S S E T H :

WHEREAS, the Company and the Trustee heretofore executed and delivered an Indenture, dated as of July 1, 2008 (the “Base Indenture”), as supplemented by the First Supplemental Indenture, dated as of July 1, 2008 (the “First Supplemental Indenture,” and together with the Base Indenture, the “Indenture”), providing for the issuance of the 8.50% Senior Notes due 2018 (the “Notes”) (capitalized terms used herein but not otherwise defined have the meanings ascribed thereto in the Indenture);

WHEREAS, in accordance with Section 902 of the Indenture, the Trustee and the Company, together with the written consent of the Holders of at least a majority in aggregate principal amount of the Outstanding Notes as of the date hereof, may add or amend and supplement certain terms and covenants in the Indenture and the Notes as described below;

WHEREAS, the Company is undertaking to execute and deliver this Fourth Supplemental Indenture to amend certain terms and covenants in the Indenture (the “Proposed Amendments”) in connection with its offer to purchase the Notes pursuant to the Offer to Purchase and Consent Solicitation Statement and accompanying Consent and Letter of Transmittal of the Company, dated July 9, 2012, and any amendments, modifications or supplements thereto (the “Offer and Consent Solicitation”);

WHEREAS, the Company has obtained the written consent to the Proposed Amendments to the Indenture from the Holders of at least a majority in aggregate principal amount of the Outstanding Notes in order to affect the Proposed Amendments;

WHEREAS, this Fourth Supplemental Indenture has been duly authorized by all necessary corporate action on the part of the Company.

NOW, THEREFORE, in consideration for the premises and for other good and valuable consideration, the receipt of which is hereby acknowledged, the Company and the Trustee mutually covenant and agree for the equal and ratable benefit of the Holders as follows:

ARTICLE I

Amendments

Section 1.1.  Amendments to the Indenture.  The Indenture is hereby amended as follows:

(i)
Sections 703, 1004(b), 1005, 1008, 1009, 1010, 1011, 1012, 1013, 1014, 1015, 1016 and 1017 are hereby amended by deleting all such Sections in their entirety and all references thereto contained elsewhere in the Indenture in their entirety;

(ii)
Clause (2) of Section 801 is hereby amended by deleting all of such clause in its entirety and all references thereto contained elsewhere in the Indenture in their entirety, and all references to Section 801 in the Indenture shall mean Section 801 as amended hereby;

(iii)
Section 501 is hereby amended by deleting clauses (3), (4), (5) and (8) thereof in their entirety, and all references thereto contained elsewhere in the Indenture in their entirety, and by deleting the references to Restricted Subsidiary of the Company that is “Significant Subsidiary” set forth in each of clauses (6) and (7) thereof, and all references to Section 501 in the Indenture shall mean Section 501 as amended hereby; and

(iv)	All definitions set forth in Section 101 of the Indenture that relate to defined terms used solely in sections deleted by this Fourth Supplemental Indenture are deleted in their entirety hereby.

ARTICLE II

Miscellaneous

Section 2.1.  Effectiveness.  This Fourth Supplemental Indenture shall become effective on and as of the date the counterparts hereto shall have been executed and delivered by each of the parties hereto.  This Fourth Supplemental Indenture will become operative upon the date on which the tendered Notes are accepted for payment and are paid for by the Company in accordance with the terms of the Offer and Consent Solicitation.

Section 2.2.  Indenture Remains in Full Force and Effect.  Except as supplemented hereby, all provisions in the Indenture shall remain in full force and effect.

Section 2.3.  Indenture and Supplemental Indenture Construed Together.  This Fourth Supplemental Indenture is an indenture supplemental to the Indenture, and the Indenture and this Fourth Supplemental Indenture shall henceforth be read and construed together.

Section 2.4.  Confirmation and Preservation of Indenture.  The Indenture as supplemented by this Fourth Supplemental Indenture is in all respects confirmed and preserved.

Section 2.5.  Conflict with the Trust Indenture Act.  If any provision of this Fourth Supplemental Indenture limits, qualifies or conflicts with any provision of the TIA that is required under the TIA to be a part of and govern any provision of this Fourth Supplemental Indenture, the provision of the TIA shall control.  If any provision of this Fourth Supplemental Indenture modifies or excludes any provision of the TIA that may be so modified or excluded, the provision of the TIA shall be deemed to apply to the Indenture as so modified or to be excluded by this Fourth Supplemental Indenture, as the case may be.

Section 2.6.  Severability.  In case any provision in this Fourth Supplemental Indenture shall be invalid, illegal or unenforceable, the validity, legality and enforceability of the remaining provisions shall not in any way be affected or impaired thereby.

Section 2.7.  Benefits of Supplemental Indenture.  Nothing in this Fourth Supplemental Indenture or the Notes, express or implied, shall give to any Person, other than the parties hereto and thereto and their successors hereunder and thereunder and the Holders of the Notes, any benefit of any legal or equitable right, remedy or claim under the Indenture, this Fourth Supplemental Indenture  or the Notes.

Section 2.8.  Successors.  All agreements of the Company in this Fourth Supplemental Indenture shall bind its successors.  All agreements of the Trustee in this Fourth Supplemental Indenture shall bind its successors.

Section 2.9.  Certain Duties and Responsibilities of the Trustee.  In entering into this Fourth Supplemental Indenture, the Trustee shall be entitled to the benefit of every provision of the Indenture and the Notes relating to the conduct or affecting the liability or affording protection to the Trustee, whether or not elsewhere herein so provided.

Section 2.10.  Governing Law.  This Fourth Supplemental Indenture shall be governed by, and construed in accordance with, the laws of the State of New York without regarding to conflicts of law principles that would apply any other law.

Section 2.11.  Multiple Originals.  The parties may sign any number of copies of this Fourth Supplemental Indenture, each of which shall be deemed an original, but all of which together shall constitute one and the same instrument.

Section 2.12.  Effect of Headings.  The Article and Section headings herein are for convenience only and shall not affect the construction hereof.

Section 2.13.  The Trustee.  The Trustee shall not be responsible in any manner for or in respect of the validity or sufficiency of this Fourth Supplemental Indenture or for or in respect of the recitals contained herein, all of which are made by the Company.

IN WITNESS WHEREOF, the parties hereto have caused this Fourth Supplemental Indenture to be duly executed as of the date first written above.

BE AEROSPACE, INC.

By:	/s/ Thomas P. McCaffrey
	Name:	Thomas P. McCaffrey
	Title:	Senior Vice President and Chief Financial Officer

WILMINGTON TRUST COMPANY, as Trustee

By:	/s/ Michael G. Oller, Jr.
	Name:	Michael G. Oller, Jr.
	Title:	Assistant Vice President